Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended March 31, 2015	Year Ended December 31, 2014
Earnings:
Income before income taxes	$25,801	$136,570
Add (deduct):
Fixed charges	17,680	62,206
Capitalization of interest, net of amortization	(31)	(48)

Earnings available for fixed charges (a)	$43,450	$198,728

Fixed charges:
Interest expense	$11,692	$42,036
Capitalized interest and tax interest	73	135
One third of rental expense (1)	5,915	20,035

Total fixed charges (b)	$17,680	$62,206

Ratio of earnings to fixed charges (a/b)	2.46	3.19

(1) Considered to be representative of interest factor in rental expense.